Filed Pursuant to Rule 424(b)(5)

Registration No. 333-252386

PROSPECTUS SUPPLEMENT

(To the Prospectus Supplement dated August 31, 2022

To Prospectus Dated February 2, 2021)

Up to $8,100,000
Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated February 2, 2021, filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-252386), as previously supplemented by our prospectus supplement dated August 31, 2022 (the “Prior Prospectus”), relating to the offer and sale of up to $20,000,000 shares of our Class A common stock, par value $0.0001 per share (“common stock”), pursuant to that certain Controlled Equity OfferingSM Sales Agreement, dated August 31, 2022 (the “Sales Agreement”), with Cantor Fitzgerald & Co. (“Cantor”) and B. Riley Securities, Inc. (“B. Riley Securities”). This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto. Through September 12, 2022, in accordance with the Sales Agreement, we have sold 1,544,872 shares of common stock for total net proceeds of approximately $5.9 million after commissions and expenses of approximately $400,000.

We are filing this prospectus supplement to amend the Prior Prospectus because we are now subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the Prior Prospectus are a part. After giving effect to these limitations and the current public float of our common stock, and after giving effect to the terms of the Sales Agreement, we currently may offer and sell shares of our common stock having an aggregate offering price of up to $8,100,000 under the Sales Agreement. If our public float increases such that we may sell additional amounts under the Sales Agreement and the registration statement of which this prospectus supplement and the Prior Prospectus are a part, we will file another prospectus supplement prior to making additional sales.

Our common stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “BIVI.” The aggregate market value of our common stock held by non-affiliates as of September 27, 2022 pursuant to General Instruction I.B.6 of Form S-3 is approximately $24.3 million, which was calculated based on 6,733,493 outstanding shares of our common stock held by non-affiliates at a price of $3.61 per share, which was the closing price of our common stock on August 31, 2022. As of the date hereof, we have not offered or sold any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-month calendar period that ends on and includes the date hereof. As a result of the limitations of General Instruction I.B.6 of Form S-3, and in accordance with the terms of the Sales Agreement, we are registering the offer and sale of shares of our common stock having an aggregate offering price of up to $8,100,000 from time to time through Cantor and B. Riley Securities.

Investing in our common stock involves a high degree of risk. Before buying any common stock, you should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page S-4 of the Prior Prospectus, in our most recent Annual Report on Form 10-K, and our most recent Quarterly Reports on Form 10-Q, and any amendments thereto, which are incorporated by reference into the Prior Prospectus, and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this prospectus supplement and the Prior Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Cantor	B. Riley Securities

The date of this prospectus supplement is September 30, 2022